UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Westell Technologies Inc

(Name of Issuer)

Common Stock Class A, $.01 par value

(Title of Class of Securities)

957541105

(CUSIP Number)

Daniele Beasley
Cove Street Capital LLC
2101 East El Segundo Boulevard, Suite 302
El Segundo, CA 90245

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 31, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*The Amendment No 5. (“Amendment No. 5”) dated May 31, 2017 amends and supplements Amendment No. 4 dated February 28, 2017 which amends and supplements Amendment No. 3 dated September 22, 2016, which amends and supplements Amendment No. 2 dated August 23, 2016 which amends and supplements Amendment No. 1 dated August 11, 2016 which amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 1, 2016 with respect to Common Stock Class A, $.01 par value (“Common Stock”) of Westell Technologies Inc, (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in the Schedule 13D.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 957541105	13D	Page 2 of 3 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cove Street Capital, LLC I.R.S IDENTIFICATION NO 27-5376591
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,642,111
	8.	SHARED VOTING POWER 1,122,953
	9.	SOLE DISPOSITIVE POWER 4,642,111
	10.	SHARED DISPOSITIVE POWER 1,122,953

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,765,064
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.96%
14.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 957541105	13D	Page 2 of 3 Pages

Item 1.  Security and Issuer.

This statement related to the common stock class A, $.01 par value per share (the “Shares”), of Westell Technologies, Inc (the “Issuer”). The address of the principal executive offices of the Issuer is 750 North Commons Drive, Aurora, IL 60504

Item 2.  Identity and Background.

a) This statement on Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Cove Street Capital, LLC (CSC).

b) The address of the principal office of CSC is 2101 East El Segundo Boulevard, Suite 302, El Segundo, CA 90245

c) The principal business of CSC is as an Investment Adviser.

d) CSC, nor any of its members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e) CSC, nor any of its members was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order (1) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (2) finding any violation with respect to such laws.

f) CSC is a Delaware limited liability company.

Item 3.  Source or Amount of Funds or Other Consideration.

CSC in its capacity as an Investment Adviser will purchase on behalf of its clients. No monies were borrowed for such an acquisition. The aggregate purchase price of the 5,765,064 Shares beneficially owned by CSC is approximately $11,687,716 including brokerage commissions

Item 4.  Purpose of Transaction.

The purpose of this filing is to update our ownership percentage as previously filed on February 28, 2017.

Item 5.  Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 48,213,024 Shares outstanding, which is the total number of Shares outstanding as of May 12, 2017 as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on May 26, 2017.

Date of Transaction	Buys/Sell	Quantity	Amount	Unit Price
4/3/2017	sell	2,100	1,458.62	0.69
4/4/2017	sell	18,648	12,113.46	0.65
4/5/2017	sell	5,398	3,372.05	0.62
4/6/2017	sell	26,724	17,196.50	0.64
4/7/2017	sell	26,625	16,677.53	0.63
5/31/2017	sell	2,400	1,778.84	0.74

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among CSC, or between any third party, with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

N/A

CUSIP No. 957541105	13D	Page 3 of 3 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMPANY NAME

/s/ Daniele Beasley Insert Name
Chief Compliance Officer
Insert Title

May 31, 2017 Insert Date